                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF MAY [II], 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                         MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                         By: /s/ GONZALO ALARCON ITURBIDE
                                             -----------------------------------
                                             Name:  Gonzalo Alarcon Iturbide
                                             Title: General Counsel

Date: May 12, 2003

                                                                       EXHIBIT 1

INVESTOR UPDATE APRIL '03

(MAXCOM LOGO)

May 9, 2003

                  INVESTOR UPDATE FOR THE MONTH OF APRIL, 2003

            LINES IN SERVICE      CUSTOMER BASE
            ----------------      -------------
1Q01                  28,352             13,208
2Q01                  33,205             18,653
3Q01                  56,786             32,621
4Q01                  77,981             47,196
1Q02                  85,339             53,059
2Q02                  91,009             58,772
3Q02                 109,903             74,127
4Q02                 125,231             89,950
1Q03                 129,982             93,702
Apr-03               131,898             94,682

                 LINES                       FEB-03         MAR-03        ABR-03      VS. FEB03      VS. MAR03
--------------------------------------     ----------     ----------    ----------   -----------    ----------
Business Lines                                 22,365         22,505        22,892             2%            2%
Residential Lines                             101,259        102,387       103,526             2%            1%
                                           ----------     ----------    ----------   -----------    ----------
     Total Voice Lines                        123,624        124,892       126,418             2%            1%
     Wholesale                                  4,930          5,090         5,480            11%            8%
                                           ----------     ----------    ----------   -----------    ----------
                 TOTAL                        128,554        129,982       131,898             3%            1%
                                           ==========     ==========    ==========   ===========    ==========

            CUSTOMERS                     FEB-03         MAR-03           ABR-03      VS. FEB03      VS. MAR03
--------------------------------------     ----------     ----------    ----------   -----------    ----------
Business                                        3,863          3,870         3,864             0%            0%
Residential                                    88,578         89,832        90,818             3%            1%
                                           ----------     ----------    ----------   -----------    ----------
                 TOTAL                         92,441         93,702        94,682             2%            1%
                                           ----------     ----------    ----------   -----------    ----------
Mexico                                         44,373         44,840        45,113             2%            1%
Puebla                                         45,698         46,487        47,125             3%            1%
Queretaro                                       2,370          2,375         2,444             3%            3%
                                           ----------     ----------    ----------   -----------    ----------

The number of lines in service at the end of April '03 increased 1% to 131,898 lines, from 129,982 lines at the end of March '03. Residential lines at the end of April '03 were 103,526, while 22,892 lines were business lines and 5,480 or 4.2%, were wholesale lines.

Total customers grew 1% to 94,682 at the end of April '03, from 93,702 at the end of March '03. The growth in number of customers by region was distributed as follows: 1% in Mexico City; (ii) 1% in Puebla; and, (iii) 3% in Queretaro. The number of business customers remained at the same level while residential customers grew 1%.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
New York, NY
(212) 840-0008 Ext. 268
lucia.domville@citigatefi.com